UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   VANDE STEEG, NICKOLAS W.
   18321 JAMBOREE BLVD.
   IRVINE, CA  94715
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common stock               |(1)   |B(1)|V|230.2025          |A  |(1)        |2851.4200(2)       |I     |(1)                        |
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Common stock               |11/10/|G   |V|27                |D  |           |2,002              |I     |(JOINT W/WIFE)             |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common stock               |8/22/9|A(3)|V|1,704             |A  |           |5,978              |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$37.00  |8/15/|A   |V|7,000      |A  |8/15/|8/14/|Common stock|7,000  |(4)    |7,000(5)    |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) During the period January 1, 1996, through June 30, 1996, Mr. Vande Steeg acquired shares in the
Parker-Hannifin Corporation Retirement Savings Plan, a Rule 16b-3 plan, as follows: (a) 63.4878 shares through purchases and reinvestment of dividends at an average cost of $37.6224 per share; and (b) 166.7147 shares through matching contributions by the Corporation of an average of $22.3809 per share.
(2) As of June 30, 1996, the latest date for which information is available.
(3) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule
16b-3(d).
(4) Granted under the Parker-Hannifin Corporation 1993 Stock Incentive Program in a transaction exempt under
Rule
16b-3(d).
(5) Mr. Vande Steeg also owns 23,700 additional options granted pursuant to the Corporation's Employee Stock
Option Plans at various exercise prices and expiration dates, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
December 13, 1996